Mail Stop 4561

January 30, 2008

Mr. Mauricio Beltran
President, Chief Executive Officer, Principal Executive Officer
ESL Teachers Inc.
2475 Paseo del las Americas, Suite 1135
San Diego, CA 92154

>   **Re: ESL Teachers Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed January 23, 2008**
>   **File No. 333-148801**

Dear Mr. Beltran:

Except for the limited matters addressed in the following comments, we have not reviewed and will not review the above-referenced registration statement.

General

1.   It appears that you do not intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period, until the minimum offering amount has been satisfied. If you will not establish an escrow account with an independent escrow agent, provide appropriate disclosure that investors' money will not be insulated from creditor claims including currently unknown contingencies. In this respect, we would expect to see disclosure on the first page of the prospectus summary as well as in a prominently placed risk factor. In considering your response to this comment, you may want to refer to Rule 10b-9 of the Securities Exchange Act of 1934.

Summary-The Offering, page 6

2.   In this section, as well as on page 23, clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system and represents immediately available funds held by or for the account of the issuer, prior to the termination of the 120-day subscription period, as extended.

Exhibit 5.1

3.   In Exhibit 5.1 you state that the common stock to be sold by your officers and
        directors <u>is</u> validly issued, fully paid and non-assessable. The shares, however, have
        not been issued. Please revise to indicate that the shares will be validly issued, fully
        paid and non-assessable, if the consideration for the shares described in the prospectus
        has been received and the minimum subscription amount of $40,000 has been received
        within the time period specified in the prospectus.

                        *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act and that they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In the event the company requests acceleration of the effective date of the pending
registration statement, it should furnish a letter, at the time of such request, acknowledging
that

- should the Commission or the staff, acting pursuant to delegated authority, declare
  the filing effective, it does not foreclose the Commission from taking any action
  with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any
  proceeding initiated by the Commission or any person under the federal securities
  laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462.   If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile at (702) 944-7100</u>
        Brian R. Clark, Esq.
        Cane Clark LLP